UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Opsware Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68383A101

(CUSIP Number)

Marc L. Andreessen and Michael G. Mohr, Co-Trustees

c/o Comprehensive Financial Management

720 University Avenue #200

Los Gatos, CA 95032

(408) 358-3316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68383A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc L. Andreessen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,546,874

	8.	Shared Voting Power 9,497,095

	9.	Sole Dispositive Power 1,546,874

	10.	Shared Dispositive Power 9,497,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,043,969 (See (1) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68383A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael G. Mohr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,497,095

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,497,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,497,095 (See (2) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) IN

(1)   Represents (i) 6,153,785 shares held by the Andreessen 1996 Living Trust (the “Living Trust”), of which Mr. Mohr and Mr. Andreessen are Trustees, (ii) 1,438,000 shares held by the 1996 Andreessen Charitable Remainder Trust (the “Charitable Trust”), of which Mr. Mohr and Mr. Andreessen are Trustees, and (iii) 1,905,310 shares held in trust by the Wilmington Trust Company pursuant to Mr. Andreessen’s 10b5-1 stock trading program (the “Wilmington Trust”), of which the Living Trust is sole beneficiary and has power to revoke the Wilmington Trust. The Living Trust, the Charitable Trust and the Wilmington Trust are collectively referred to herein as the “Trusts”.  Also represents 1,546,874 shares issuable upon exercise of outstanding options held by Mr. Andreessen exercisable within 60 days of March 2, 2006.

(2)   Represents shares held by the Trusts.  Mr. Mohr disclaims beneficial ownership in the shares held by the Trusts, except to the extent of his pecuniary interest.

This Amendment No. 1 amends and supplements the Schedule 13D filed by and Marc L. Andreessen and Michael G. Mohr on September 18, 2001 (the “Schedule 13D”).

Item 1.	Security and Issuer

Loudcloud, Inc. has changed its name to Opsware Inc. (“Opsware”).  All references in the Schedule 13D to Loudcloud are hereby amended to instead refer to Opsware.  There are no other amendments to the information provided in Item 1 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
The following information is hereby added to the existing disclosure in Item 3 of the Schedule 13D:

In addition, from time to time Mr. Andreessen has been granted stock options to purchase shares of Opsware Common Stock for no consideration.  Due to the vesting schedules of these stock options, Mr. Andreessen is deemed the beneficial owner of 1,546,874 shares underlying these stock options.  It is currently contemplated that any purchases of shares upon exercise of these stock options would be made with cash from Mr. Andreessen’s personal funds or through a “cashless exercise” program.

Item 4.	Purpose of Transaction

Item 4 is hereby replaced in its entirety with the following:

The Trusts acquired the shares of Opsware Common Stock in order to obtain an equity position in Opsware for investment purposes.

Mr. Andreessen is a director and principal stockholder of Opsware for purposes of Section 16 under the Securities Exchange Act of 1934, as amended.  As a result, Mr. Andreessen may be deemed to be a “control” person of Opsware.

The Reporting Persons and the Trusts may from time to time acquire additional shares of Opsware Common Stock or dispose of shares of Opsware Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below.  Each of the Reporting Persons and the Trusts intend to review his or its investment in Opsware on a continuing basis and, depending upon the price and availability of shares of Opsware Common Stock, subsequent developments affecting Opsware, Opsware’s business and prospects, other investment and business opportunities available to such Reporting Person or Trusts, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of his or its investment in Opsware.

The stock options held by Mr. Andreessen were granted to him in his capacity as an employee of Opsware pursuant to the Opsware’s Amended and Restated 2000 Incentive Stock Plan.  Such stock options vest contingent upon continued service by Mr. Andreessen to Opsware.

Except as set forth in this Item 4 or Item 6, neither Mr. Andreessen nor Mr. Mohr currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) are hereby replaced in their entirety by the following:

(a)   Mr. Andreessen and Mr. Mohr are the beneficial owners of 11,043,969 and 9,497,095 shares of Common Stock of Opsware as of March 2, 2006, respectively, representing approximately 11.2% and 9.6% of the issued and outstanding shares of Common Stock of Opsware, respectively, based on the 98,899,113 shares of Common Stock of Opsware outstanding as of November 30, 2005.

(b)   As trustees of the Living Trust and Charitable Trust, Mr. Andreessen and Mr. Mohr have the shared power to exercise and direct the vote and the shared power to dispose or direct the disposition of the shares of Opsware Common Stock held by the Trusts.  As the sole beneficiary of, and with the power to revoke, the Wilmington Trust, Mr. Mohr and Mr. Andreessen, as Trustees of the Living Trust, are deemed to be the beneficial owners of the shares of Opsware Common Stock held by the Wilmington Trust.  Mr. Andreessen would, upon exercise of stock options, hold the sole power to vote and dispose or direct the disposition of the shares of Opsware Common Stock subject to such stock options.

(c)   Transactions in the Common Stock of Opsware effected by Mr. Andreessen and Mr. Mohr during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby replaced in its entirety with the following:

The Andreessen 1996 Living Trust adopted a stock trading plan for trading in Opsware’s Common Stock in accordance with the guidelines specified by the Securities and Exchange Commission’s Rule 10b5-1 under the Securities Exchange Act of 1934.  The Living Trust executed a Trust Agreement, dated September 1, 2004, as amended on August 31, 2005, with the Wilmington Trust Company to administer such trading plan.  As of the date of this Schedule 13D, 1,905,310 shares of Opsware Common Stock remain subject to such trading plan, and up to such number of shares may be sold at the discretion of the Wilmington Trust Company prior to September 1, 2006 if the per share price of Opsware Common Stock is at least $8.00. Except as set forth in the Trust Agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to any security of Opsware.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this 13D is true, complete and correct.

March 9, 2006	/s/ Marc L. Andreessen
Marc L. Andreessen

/s/ Michael G. Mohr
Michael G. Mohr

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Date of Transaction	Number of Shares	Price per Share	Nature of Transaction *

02/16/2006	139,680	$8.0775
02/17/2006	527,841	$8.0603
02/21/2006	57,507	$8.0449
02/22/2006	5,310	$8.0000
02/27/2006	23,655	$8.0000
03/01/2006	175,000	$8.0010
03/02/2006	165,697	$8.0000

* Each of the above transactions consisted of a sale of shares in the open market effected by Wilmington Trust Company, as Trustee, pursuant to a 10b5-1 Plan adopted by the Andreessen 1996 Living Trust on September 1, 2004 and amended on August 31, 2005.

Each such sale above has also previously been reported on a Form 4 as required pursuant to Section 16 of the Securities Exchange Act of 1934.